May 1, 2006

Via U.S. Mail

Thomas Walker
Vice President, General Counsel
Microvision, Inc.
6222 185th Avenue NE
Redmond, WA  98052

	Re:	Microvision, Inc.
		Amendment No. 1 to Schedule TO-I filed April 25, 2006 Amendment No. 2 to Schedule TO-I filed May 1, 2006 SEC File No. 5-51199

Dear Mr. Walker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Exhibit (a)(1) - Offer to Exchange
1. We note your response to prior comment 6 and related comment 2. We note your intent to deliver the new option agreements three weeks from the replacement grant date and that this is "due to the time involved in preparing individual option agreements reflecting the new price." While we appreciate that there will be some amount of time necessary following the expiration of the offer that will be devoted to the preparation of the individual option agreements, please advise us how this schedule complies with the prompt payment requirement. Refer to Rule 14e-1(c) and Release 34-43069 (July 31, 2000), Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers. In doing so, tell us how this timeframe is consistent with your practice of issuing stock options.

	Conditions of the Offer, page 14
2. See prior comment 9. While we note that you have complied with this comment in certain respects, however, we continue to note references to "threatened" and "contemplated benefits of the offer" in the second bullet point. Please revise or advise.

Exhibit (a)(3) - Election Form
3. We note your request that the security holder acknowledge that they have "carefully reviewed" the tender offer materials. It is not appropriate to require security holders to attest to the fact that they have "reviewed" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials or confirm to us that you will not assert that this provision constitutes a waiver of liability.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (617) 951-7050:

Stephanie A. Dorn, Esq.
Joel F. Freedman, Esq.
Ropes & Gray
Microvision, Inc.
May 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE